SARA LEE CORPORATION NEWS

Release Date                                    Three First National Plaza
                                                Chicago, Illinois  60602-4260
FOR IMMEDIATE RELEASE

Contact
ANNE M. MCCARTHY (MEDIA)                LYNN L. MCHUGH (ANALYSTS)
1 312 558 8727                          1 312 558 8464

               SARA LEE CORPORATION ANNOUNCES WORLDWIDE PROGRAM
              TO IMPROVE PRODUCTIVITY AND RETURNS, REDUCE COSTS
           -- will take $495 million fourth quarter after-tax charge
                      to cover restructuring actions --


CHICAGO, (June 6, 1994) -- Sara Lee Corporation today announced a worldwide program to enhance the company's overall efficiency, productivity and competitiveness in a changing global marketplace. Elements of the plan are designed to accelerate the achievement of higher returns and lower costs in targeted businesses, thus improving future growth and profitability.
        "At a time when Sara Lee is strong and on course for another record year, we must intensify our focus on our basic business strategies, including building our worldwide brands and strengthening our ties to consumers. We must also accelerate our efforts to ensure that our manufacturing and distribution systems operate to produce and market the highest quality products at the lowest possible cost," said John H. Bryan, chairman and chief executive officer. "Our ability to remain a growth company, competing effectively in rapidly changing markets, both today and in the future, requires these actions."
        The restructuring plan will result in a fiscal 1994 fourth quarter charge of $732 million before tax. This is the equivalent of $495 million after tax or $1.03 per share. The company expects full-year results for fiscal 1994, to be announced on or about August 8, to reflect record sales and earnings, excluding the effects of any unusual charges or accounting changes. Results for the fourth quarter, to be announced on the same date, are anticipated to be in line with current analyst expectations, excluding the restructuring charge.

                                   - more -

Sara Lee Corporation
Page 2

        The restructuring plan announced today will involve all four of the company's lines of business, although the majority of the charge is related to worldwide segments of the Personal Products operations. The charge incorporates severance for approximately 6% of the corporation's current worldwide work force. The restructuring charge also involves the closing, consolidation and realignment of production and distribution facilities throughout the world.
        The company expects the restructuring plan to begin lowering operating costs in fiscal 1995 and to generate increasing savings in subsequent years, growing to an annual savings of approximately $250 million beginning in fiscal 1998. Savings from the planned actions will be used for both business-building initiatives and for profit improvement.
        "While Sara Lee will continue to make carefully targeted investments in our businesses, we will adhere to strict return parameters to ensure that all of our operations achieve appropriate levels of profitability," said Mr. Bryan.
        Details of work force reduction and identification of facilities for closure or consolidation will be announced after implementation steps have been developed in collaboration with affected employees and communities. The corporation will continue its historic practice of providing severance and benefit packages, as well as providing a comprehensive job replacement and employee assistance program.
        "The actions we are implementing through this plan will keep Sara Lee Corporation in the forefront of vital, growing, U.S.-based global companies with flexible, efficient production, distribution and management organizations that are responsive to the dictates of a changing marketplace," Mr. Bryan concluded.
        Sara Lee Corporation is a global food and consumer products company with 138,000 employees throughout the world at the end of fiscal 1993. The corporation markets a variety of products under leading brand names including Hanes, Hanes Her Way, L'eggs, Bali, Champion, Playtex, Dim, Kiwi, Hillshire Farm, Ball Park, Jimmy Dean, Douwe Egberts and Sara Lee.

                                     ***